

August 27, 2021

Christopher D. Farrar
Chief Executive Officer
Velocity Financial, Inc.
30699 Russell Ranch Road, Suite 295
Westlake Village, CA 91362

   Re: Velocity Financial, Inc.
     Registration Statement on Form S-3
     Filed August 20, 2021
     File No. 333-258971

Dear Mr. Farrar:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance